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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File No. 1-14177

UWSI/BCBSUW 401(k) PLAN
(Full title of the plan)

COBALT CORPORATION
401 West Michigan Street
Milwaukee, WI 53203
(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Cobalt Corporation 401(k) Plan
Years ended December 31, 2001 and 2000

Cobalt Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

Employee Benefits Committee
Cobalt Corporation 401(k) Plan

We have audited the accompanying statements of assets available for benefits of Cobalt Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Cobalt Corporation 401(k) Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 21, 2002

Cobalt Corporation 401(k) Plan

Statements of Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments, at fair value (Note 3)	$75,992,942	$63,227,054
Contribution receivables:
Participant	303,719	—
Employer	97,573	—
Receivables—
Interest and dividends	29,059	28,217

Assets available for benefits	$76,423,293	$63,255,271

See accompanying notes.

Cobalt Corporation 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2001	2000
Additions:
Net investment income	$818,018	$3,154,904
Net realized and unrealized depreciation in fair value of investments	(2,262,108)	(8,453,302)
Contributions:
Participants	8,744,012	6,285,703
Employers	2,515,764	1,865,038
Cash transfers and rollovers	7,885,147	1,313,959

Total additions	17,700,833	4,166,302
Deductions:
Benefits and withdrawals	4,532,811	5,355,152

Net increase (decrease)	13,168,022	(1,188,850)
Assets available for benefits at beginning of year	63,255,271	64,444,121

Assets available for benefits at end of year	$76,423,293	$63,255,271

See accompanying notes.

Cobalt Corporation 401(k) Plan

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1.    Description of the Plan and Employer Securities

The Cobalt Corporation 401(k) Plan (the Plan) is a defined-contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Cobalt Corporation, formerly known as United Wisconsin Services, Inc. (UWS), and any subsidiaries including Blue Cross & Blue Shield United of Wisconsin (BCBSUW), to which participation has been extended (Employer). BCBSUW converted to a stockholder-owned corporation by combining with Cobalt Corporation on March 23, 2001.

Eligible employees can elect to participate in the Plan upon employment with an Employer. The Plan allows participants to direct their contributions into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 20% of their eligible compensation, which the Employer matches on a 50% basis (generally excluding contributions in excess of 5%). Employer matching contributions are generally required to be invested in Cobalt common stock through the Cobalt Corporation Pooled Stock Fund.

Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employer contributions and earnings thereon generally become vested based on years of service and may be withdrawn only upon termination of employment. Forfeited Employer contributions are used to offset subsequent Employer contributions.

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employer contribution accounts will become 100% vested.

A description of the Plan is contained in the Summary Plan Description, which can be obtained from the Plan Administrator.

2.    Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Assets of the Plan are held by American Express Trust Company under a trust agreement, under which the assets of the Plan are segregated and invested separately. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

Contributions

Contributions from participants are recorded in the period the Employer makes corresponding payroll deductions. Contributions from the Employer are recorded based upon amounts required to be contributed as determined by the Plan.

Administrative Expenses

With the exception of fees on personal loans, all administrative expenses in 2001 and 2000 were paid by the Employer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3.    Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) changed in fair value as determined by American Express Trust as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2001	2000
Mutual funds	$(6,387,047)	$(7,370,082)
Common stock	4,124,939	(1,083,220)

	$(2,262,108)	$(8,453,302)

Investments that represent 5% or more of the Plan's assets at December 31 are as follows:

	2001	2000
Cobalt Corporation Common Stock *	$8,479,256	$3,180,610
AXP New Dimensions Fund (Y)	6,733,575	6,373,651
PIMCO Total Return Fund	7,368,172	5,002,861
American Express Trust Income Fund II	9,136,653	7,141,898
American Express Trust Equity Index Fund II	19,568,722	20,545,180
AIM Constellation Fund	5,954,736	6,541,068
Janus Overseas Fund	4,787,047	4,485,701
American Express Trust Horizon Medium Term (50:50) Fund	6,521,218	6,116,692

*
Includes nonparticipant-directed funds (see Note 4).

4.    Nonparticipant-Directed Investments

The Cobalt Corporation Pooled Stock Fund contains nonparticipant-directed funds. Information about the net assets and the significant components of changes in net assets related to this fund are as follows:

	December 31
	2001	2000
Investments, at fair value:
Cobalt Corporation Common Stock	$8,479,256	$3,180,610
Cash and cash equivalents	333,101	162,669
Interest and dividends receivable	1,209	1,291

Total of Cobalt Pooled Stock Fund	$8,813,566	$3,344,570

	Year ended December 31
	2001	2000
Change in net assets:
Contributions:
Employer	$2,404,919	$1,851,507
Employee	293,592	208,331
Investment income	—	44,258
Cash transfers and rollovers	94,551	179,776
Net realized and unrealized depreciation in fair value of common stock	3,045,151	(1,101,647)
Benefits and withdrawals	(369,217)	(239,253)

Net increase in Cobalt Pooled Stock Fund	$5,468,996	$942,972

The Cobalt Corporation Pooled Stock Fund generally includes the employer's matching contributions and employee directed contributions in Cobalt Corporation common stock, which are limited to 30% of the employee's allowable contribution. At December 31, 2001 and 2000 the Plan held 1,329,027 and 942,403 shares of Cobalt Corporation common stock, respectively.

Receivables to the Plan are not allocated until they are received therefore those amounts are not reflected in the table above.

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has applied for but has not received an updated letter from the Internal Revenue Service stating that the Plan continues to qualify under the IRC. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares	Cost**	Current Value
American Express Trust Income Fund II*	Collective Fund	417,504	N/A	$9,136,653
AXT Horizon Medium Term (50-50)*	Collective Fund	300,420	N/A	6,521,218
American Express Trust Small Cap Equity Index Fund II*	Collective Fund	129,908	N/A	1,863,665
American Express Trust Equity Index Fund II*	Collective Fund	614,403	N/A	19,568,722
PIMCO Total Return Fund	Mutual Fund	704,414	N/A	7,368,172
AIM Constellation Fund	Mutual Fund	269,445	N/A	5,954,736
AXP New Dimensions Fund (Y)	Mutual Fund	273,945	N/A	6,733,575
AXP Mid Cap Index Fund (Class E)	Mutual Fund	86,638	N/A	500,770
Neuberger B Genesis Trust	Mutual Fund	9,155	N/A	266,516
Janus Overseas Fund	Mutual Fund	235,815	N/A	4,787,047
Cobalt Stock Pool*	Common Stock	1,329,037	$8,252,479	8,479,256
American Medical Securities Stock Pool*	Common Stock	164,054	N/A	2,042,472
American Express Money Market I Fund*	Collective Fund	333,101	N/A	333,101
American Express Money Market II Fund*	Collective Fund	23,409	N/A	23,409
Participant loans	Interest rates (6.0%—10.5%), maturity dates vary with terms of generally 5 years or less	N/A	—	2,413,630

				$75,992,942

*
Party in interest.

**
Cost has been included for nonparticipant-directed investments only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee has duly caused this annual report to be signed as of the date set forth below.

UWSI/BCBSUW 401(k) PLAN
July 1, 2002	By:	/s/ GAIL L. HANSON Gail L. Hanson, a member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee

QuickLinks

Cobalt Corporation 401(k) Plan Financial Statements and Supplemental Schedule Years ended December 31, 2001 and 2000
Contents
Report of Independent Auditors
Cobalt Corporation 401(k) Plan Statements of Assets Available for Benefits
Cobalt Corporation 401(k) Plan Statements of Changes in Assets Available for Benefits
Cobalt Corporation 401(k) Plan Notes to Financial Statements Years ended December 31, 2001 and 2000
SIGNATURES